Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-204616 on Form F-3 and No. 333-203139 on Form S-8 of our report dated February 12, 2016, relating to the consolidated financial statements of GasLog Partners LP as of December 31, 2014 and 2015 and for each of the two years in the period then ended, appearing in the Annual Report on Form 20-F of GasLog Partners LP for the year ended December 31, 2015.  We also consent to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Deloitte LLP

London, United Kingdom

August 1, 2016